Mail Stop 6010

September 17, 2008

VIA U.S. MAIL

Mr. Neil H. Koenig
Chief Financial Officer
Orthometrix, Inc.
106 Corporate Park Drive
Suite 102
White Plains, New York 10604

      Re: Orthometrix, Inc.
              Form 10-KSB for the year ended December 31, 2007
              File No. 000-26206

Dear Mr. Koenig:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Angela Crane
                          Accounting Branch Chief